UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2024

AVROBIO, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38537	81-0710585
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Broadway

14th Floor

Cambridge, MA 02142

(Address of principal executive offices, including zip code)

(617) 914-8420

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	AVRO	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, AVROBIO, Inc., a Delaware corporation (“AVROBIO”), and Tectonic Therapeutic, Inc., a Delaware corporation (“Tectonic”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) on January 30, 2024, pursuant to which, among other matters, Alpine Merger Subsidiary, Inc., a direct, wholly owned subsidiary of AVROBIO (“Merger Sub”), will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of AVROBIO (such transaction, the “merger”). After the completion of the merger, AVROBIO will change its corporate name to “Tectonic Therapeutic, Inc.”

Certain Litigation

In connection with the merger, AVROBIO filed with the Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement on February 14, 2024, as amended on March 26, 2024, April 15, 2024, and April 29, 2024 (the “Registration Statement”) with respect to the special meeting of AVROBIO’s stockholders scheduled to be held on June 11, 2024. Following the announcement of the merger and as of the time of the filing of these Supplemental Disclosures (as defined below), three actions were filed by purported AVROBIO stockholders in connection with the merger. One action has been filed in the United States District Court for the Southern District of New York captioned Garofalo v. Avrobio, Inc. et al., 24-cv-1493 (filed February 27, 2024). Two actions have been filed in the Supreme Court of New York, captioned Price v. Avrobio, Inc., et al., No. 652555/2024 (filed May 17, 2024) and Keller v. Avrobio, Inc., et al., No. 652597/2024 (filed May 21, 204). The foregoing actions are referred to as the “Merger Actions.”

The Merger Actions generally allege that the Registration Statement misrepresents and/or omits certain purportedly material information in connection with the merger, potential conflicts of interest of AVROBIO’s officers and directors, and the events that led to the signing of the Merger Agreement. The Garofalo action asserts violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against all defendants (AVROBIO and the board of directors of AVROBIO) and violations of Section 20(a) of the Exchange Act against AVROBIO’s directors. The Price and Keller actions assert claims for breach of fiduciary duty against all defendants. The Merger Actions seek, among other things, an injunction enjoining the consummation of the merger, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees and other relief the court may deem just and proper.

AVROBIO also received demand letters from eleven purported AVROBIO stockholders (the “Demands”). The Demands generally assert that the Registration Statement misrepresents and/or omits certain purportedly material information relating to the merger.

AVROBIO cannot predict the outcome of the Merger Actions or the Demands. AVROBIO believes that the Merger Actions and Demands are without merit. If additional complaints are filed or demands are received, absent new or significantly different allegations, AVROBIO will not necessarily disclose such additional complaints or demands.

AVROBIO believes that the disclosures set forth in the Registration Statement comply fully with all applicable law, that no supplemental disclosures are required under applicable law, and that the allegations in the Merger Actions and Demands are without merit. However, in order to moot the claims in the Merger Actions and Demands, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, and without admitting any liability or wrongdoing, AVROBIO has decided voluntarily to supplement certain disclosures in the Registration Statement (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, AVROBIO specifically denies all allegations in the Merger Actions and the Demands and that any additional disclosure was or is required or material.

The Supplemental Disclosures supplement the disclosures contained in the Registration Statement and should be read in conjunction with the disclosures contained in the Registration Statement, which in turn should be read in its entirety. To the extent that information set forth in the Supplemental Disclosures differs from or updates information contained in the Registration Statement, the information in the Supplemental Disclosures shall supersede or supplement the information contained in the Registration Statement. All page references used herein are to the Registration Statement and capitalized or defined terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Registration Statement. To the extent that certain disclosures contained in the Registration Statement are amended and restated in the Supplemental Disclosures, any additional language is indicated by bold, underlined text and deletions are indicated by ~~strikethrough~~.

Supplemental Disclosures to the Registration Statement

The disclosure under the heading “Background of the Merger” is hereby amended and supplemented by replacing the first full paragraph on page 189 of the Registration Statement in its entirety with the following:

On November 11, 2023, Tectonic submitted a written indication of interest to AVROBIO proposing a reverse merger transaction (the “Tectonic November 11, 2023 Proposal”). The Tectonic November 11, 2023 Proposal contemplated a valuation for AVROBIO of $70 million (including a targeted $65 million of net cash at closing and a $5 million proposed valuation of AVROBIO’s public company listing), a valuation for Tectonic of $150 million (which was equal to the agreed upon valuation of Tectonic in a recently negotiated term sheet for a transaction Tectonic and the Tectonic Board had previously considered), and a potential concurrent private placement investment in a range of $125 million to $150 million to help fund the combined company following the merger. The Tectonic November 11, 2023 Proposal also communicated Tectonic’s willingness to offer CVRs or other monetization mechanisms to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Tectonic November 11, 2023 Proposal also contemplated that the combined company’s board would include 5-6 directors from Tectonic and one director from AVROBIO. The Tectonic November 11, 2023 Proposal was promptly shared with the AVROBIO Transaction Committee.

The disclosure under the heading “Background of the Merger” is hereby amended and supplemented by replacing the fifth full paragraph on page 187 of the Registration Statement in its entirety with the following:

On October 24, 2023, AVROBIO and Tectonic entered into a mutual confidentiality agreement, which included a customary “standstill” provision binding on Tectonic subject to customary fallaway provisions. At no point during the negotiation process with Tectonic leading up to the execution of the Merger Agreement did any employee of AVROBIO enter into any formal or informal agreement, arrangement, or understanding (whether or not binding) regarding continuing employment after closing of the contemplated transaction.

The disclosure under the subheading “Opinion of Houlihan Lokey to the AVROBIO Board” is hereby amended and supplemented by replacing the chart on page 213 and 214 of the Registration Statement in its entirety with the following:

(Dollars in millions, except per share values)
			Enterprise Value	Lead Product
Selected Cardiovascular Companies	Share Price	Equity Market Value		Phase	Therapeutic Category	Therapeutic Indication
Aerovate Therapeutics, Inc.	$17.68	$489.2	$354.0	Phase II-B / III	Cardiovascular	Pulmonary Hypertension

Cereno Scientific AB (publ)	$0.44	$103.5	$97.0	Phase II	Cardiovascular	Pulmonary Hypertension

Gossamer Bio, Inc.	$0.80	$180.3	$63.1	Phase III	Cardiovascular	Pulmonary Hypertension

Pharmosa Biopharm Inc.	$2.85	$333.9	$302.5	Phase III	Cardiovascular	Pulmonary Hypertension

Tenax Therapeutics, Inc.	$10.09	$3.0	($8.0)	Phase III - Starting	Cardiovascular	Pulmonary Hypertension, HFpEF

Tenaya Therapeutics, Inc.	$4.19	$285.4	$157.3	Phase I Complete	Cardiovascular	HFpEF

(Dollars in millions, except per share values)
			Enterprise Value	Lead Product
Selected Cardiovascular Companies	Share Price	Equity Market Value		Phase	Therapeutic Category	Therapeutic Indication
Verve Therapeutics, Inc.	$11.54	$928.1	$442.9	Phase I	Cardiovascular, Metabolic	ASCVD, HeFH

Low		$3.0	$(8.0)

High		$928.1	$442.9

Median		$285.4	$157.3

Mean		$331.9	$201.2

Selected Early Stage Companies

Acumen Pharmaceuticals, Inc.	$3.24	$187.6	($95.1)	Phase II Ready	Central Nervous System	Alzheimer’s Disease

Apogee Therapeutics, Inc.	$36.50	$1,849.6	$1,426.8	Phase I	Dermatology	Atopic Dermatitis

Cabaletta Bio, Inc.	$22.28	$954.7	$790.3	Phase I / II	Immunology	Systemic Lupus Erythematosus (SLE)

Dianthus Therapeutics, Inc.	$17.88	$264.9	$75.1	Phase II Ready	Immunology	Myasthenia Gravis

Longboard Pharmaceuticals, Inc.	$23.27	$843.9	$787.9	Phase III Ready	Neurology	Developmental and Epileptic Encephalopathy

Spyre Therapeutics, Inc.	$27.50	$990.6	$1,174.1	IND	Gastrointestinal	Inflammatory Bowel Disease

Structure Therapeutics Inc.	$42.50	$2,076.3	$1,870.9	Phase II-A	Metabolic Disorders	Diabetes and Obesity

Zura Bio Limited	$3.20	$139.5	$58.1	Phase II Ready	Immunology	Systemic Sclerosis

Low		$139.5	$(95.1)

High		$2,076.3	$1,870.9

Median		$899.33	$789.1

Mean		$913.4	$761.0

All Selected Companies
Low		$3.0	$(95.1)

High		$2,076.3	$1,870.9

Median		$333.9	$302.5

Mean		$642.0	$499.8

The disclosure under the heading “Opinion of Houlihan Lokey to the AVROBIO Board” is hereby amended and supplemented by replacing the chart on page 215 of the Registration Statement in its entirety with the following:

(Dollars in millions)							Lead Product
Announced	Effective	Target	Acquiror	Upfront Consideration	Contingent Consideration	Transaction Value	Therapeutic Indication	Development Phase
Cardiovascular
9/30/22	10/20/22	DJS Antibodies Ltd	AbbVie, Inc.	$255.0	$95.0	$350.0	Fibrotic Diseases	NA
9/20/22	12/1/22	Renovacor, Inc.	Rocket Pharmaceuticals, Inc.	$53.0	NA	$53.0	Cardiomyopathy	Preclinical
3/23/21	9/2/21	Chardan Healthcare Acquisition 2 Corp.	Renovacor, Inc.	$116.0	NA	$116.0	Cardiovascular Disorders	Preclinical
1/19/21	1/15/21	PH Precision Med	Tenax Therapeutics, Inc.	$21.6	NA	$21.6	Pulmonary Hypertension	Preclinical
7/21/20	12/14/20	Tenzing Acquisition Corp.	Reviva Pharmaceuticals, Inc.	$119.7	NA	$119.7	Pulmonary Hypertension	Phase II
1/13/20	1/13/20	Viamet’s Oral Aldosterone Synthase Inhibitor	PhaseBio Pharmaceuticals, Inc.	$0.1	$147.6	$147.7	Hypertension	Preclinical

(Dollars in millions)							Lead Product
Announced	Effective	Target	Acquiror	Upfront Consideration	Contingent Consideration	Transaction Value	Therapeutic Indication	Development Phase
Low				$0.1	$95.0	$21.6
High				$255.0	$147.6	$350.0
Median				$84.5	$121.3	$117.9
Mean				$94.2	$121.3	$134.7

Phase I

11/14/23	Pending	Qsam Biosciences, Inc.	Telix Pharmaceuticals Limited	$33.1	$90.0	$123.1	Osteosarcoma	Phase I
8/21/23	8/23/23	Bird Rock Bio, Inc.	Skye Bioscience, Inc.	$20.0	$0.0	$20.0	Chronic Kidney Disease	Phase I
6/25/23	Pending	Qpex Biopharma, Inc.	Shionogi, Inc.	$100.0	$40.0	$140.0	Gram-Negative Infections	Phase I
2/21/23	2/21/23	Kinnjiu Biopharma Inc	Kinnate Biopharma Inc	$24.0	$0.0	$24.0	Solid Tumors, Melanoma	Phase I
11/7/22	11/7/22	Fulgent Pharma LLC	Fulgent Genetics Inc	$100.0	$0.0	$100.0	Cancer	Phase I
9/19/22	9/29/22	Versantis AG	Genfit SA	$41.4	$67.3	$108.8	Liver Disease	Phase I
7/20/22	12/12/22	Larkspur Health Acquisition Corp.	Zyversa Therapeutics Inc	$193.6	$0.0	$193.6	Diabetic Nephropathy	Phase I
7/5/22	8/11/22	TeneoTwo Inc	AstraZeneca Plc	$100.0	$1,165.0	$1,265.0	Lymphoma	Phase I
5/31/22	8/16/22	Affinivax Inc	GSK Plc	$2,100.0	$1,200.0	$3,300.0	Streptococcal Pneumonia	Phase I
3/1/22	3/1/22	Syndesi Therapeutics SA	AbbVie Inc	$130.0	$870.0	$1,000.0	Alzheimer’s Disease	Phase I
12/14/21	3/11/22	VCN Biosciences SL	Theriva Biologics Inc	$4.7	$70.3	$75.0	Cancer	Phase I
11/11/21	12/13/21	Forendo Pharma Ltd	Organon & Co	$75.0	$870.0	$945.0	Endometriosis	Phase I
11/11/21	11/11/21	Abfero Pharmaceuticals Inc	Pharmacosmos AS	$225.0	Undisclosed	$225.0	Diseases of Iron Overload	Phase I
10/26/21	10/26/21	Chengdu Antkin Biotechnology Co Ltd	Shanghai Fosun Pharmaceutical Group	$627.3	$0.0	$627.3	Streptococcal Pneumonia	Phase I
7/27/21	10/19/21	TeneoBio Inc	Amgen Inc	$900.0	$1,600.0	$2,500.0	Myeloma, Lymphoma	Phase I
2/26/21	3/31/21	Silicon Therapeutics LLC	Roivant Sciences Ltd	$450.0	Undisclosed	$450.0	Cancer	Phase I
2/1/21	6/30/21	Leisure Acquisition Corp.	Ensysce Biosciences Inc	$207.0	$0.0	$207.0	Pain, Substance Abuse	Phase I
9/29/20	12/23/20	LifeSci Acquisition Corp.	Vincerx Pharma Inc	$55.0	$0.0	$55.0	Lymphoma, Cancer	Phase I
9/21/20	9/21/20	Inflazome Ltd	F. Hoffmann-La Roche Ltd	$445.9	Undisclosed	$445.9	Inflammatory Diseases	Phase I
8/24/20	8/24/20	CerSci Therapeutics Inc	Acadia Pharmaceuticals Inc	$52.5	$887.0	$939.5	Amyotrophic Lateral Sclerosis	Phase I
2/26/20	2/26/20	PVP Biologics Inc (Inactive)	Takeda Pharmaceutical Co Ltd	$330.0	Undisclosed	$330.0	Celiac Disease	Phase I
1/16/20	5/6/20	Neon Therapeutics, Inc.	BioNTech US Inc	$67.0	$0.0	$67.0	Cancer	Phase I
11/18/19	11/25/19	Rodin Therapeutics Inc	Alkermes Plc	$100.0	$850.0	$950.0	Neurodegenerative Diseases	Phase I
5/8/19	7/1/19	Therachon AG	Pfizer Inc	$340.0	$470.0	$810.0	Achondroplasia	Phase I
4/1/19	5/8/19	Novartis AG	IFM Tre Inc	$310.0	$1,265.0	$1,575.0	Inflammatory Disorders	Phase I
1/4/19	1/11/19	Yong Shun Technology Development	Dragon Merit	$36.8	$0.0	$36.8	Cancer	Phase I

Low				$4.7	$0.0	$20.0
High				$2,100.0	$1,600.0	$3,300.0
Media				$100.0	$68.8	$277.5
Mean				$271.9	$429.3	$635.1

All M&A Transactions

Low				$0.1	$0.0	$20.0
High				$2,100.0	$1,600.0	$3,300.0
Media				$100.0	$80.1	$200.3
Mean				$238.6	$403.6	$541.3

The disclosure under the heading “Opinion of Houlihan Lokey to the AVROBIO Board” is hereby amended and supplemented by replacing the chart on page 216 through 218 of the Registration Statement in its entirety with the following:

(Dollars in millions, except per share data)										Current Statistics [1]
IPO Date	Selected Company	GPCR Platform	Lead Asset Indication	Lead Asset Phase	Offer Price	Pre- Money Value	Gross Proceeds	Post- Money Value	Post- Money Enterprise Value	Share Price	Market Cap	Change in Market Cap since IPO	Enterprise Value
Cardiovascular

11/2/23	Lexeo Therapeutics, Inc.	No	Cardiomyopathy and Alzheimer’s	Phase I	$11.00	$172.4	$100.0	$272.4	$329.7	$16.51	$459.4	68.7%	$615.0

2/9/23	Mineralys Therapeutics, Inc.	No	Hypertension	Phase II	$16.00	$432.9	$220.8	$653.7	$357.4	$10.30	$436.1	(33.3%)	$182.3

1/6/22	CinCor Pharma, Inc.	No	Hypertension	Phase II	$16.00	$390.7	$212.7	$603.4	$284.6	NA	NA	NA	NA

7/29/21	Tenaya Therapeutics, Inc.	No	gHCM and HFpEF	Preclinical	$15.00	$409.9	$207.0	$616.9	$324.7	$4.19	$285.4	(53.7%)	$157.3

6/29/21	Aerovate Therapeutics, Inc.	No	PAH	Phase I	$14.00	$202.0	$139.8	$341.7	$247.5	$17.68	$511.0	49.5%	$375.8

6/17/21	Verve Therapeutics, Inc.	No	Hypercholesterolemia and ASCVD	Preclinical	$19.00	$609.4	$306.7	$916.1	$571.9	$11.54	$928.1	1.3%	$442.9

10/28/20	Galecto, Inc.	No	Pulmonary Fibrosis	Phase II	$15.00	$283.8	$95.1	$378.9	$205.2	$0.67	$18.2	(95.2%)	($26.0)

5/13/19	Applied Therapeutics, Inc.	No	Diabetic Cardiomyopathy	Phase II	$10.00	$130.5	$40.0	$170.5	$114.5	$2.91	$229.0	34.3%	$192.3

Low					$10.00	$130.5	$40.0	$170.5	$114.5	$0.67	$18.2	(95.2%)	($26.0)

High					$19.00	$609.4	$306.7	$916.1	$571.9	$17.68	$928.1	68.7%	$615.0

Median					$15.00	$337.2	$173.4	$491.1	$304.6	$10.30	$436.1	1.3%	$192.3

Mean					$14.50	$328.9	$165.3	$494.2	$304.4	$9.11	$409.6	(4.1%)	$277.1

Phase I

3/30/23	Gubra A/S	Yes	Obesity	Phase I	$16.10	$232.4	$30.8	$263.2	$205.0	$17.64	$287.3	9.2%	$224.7

2/2/23	Structure Therapeutics Inc.	Yes	T2DM / Obesity and PAH	Phase I	$15.00	$370.5	$185.3	$555.8	$306.0	$42.50	$2,205.3	296.8%	$1,999.9

9/14/22	Third Harmonic Bio, Inc.	No	Chronic Urticaria and Asthma	Phase I	$17.00	$472.5	$213.1	$685.6	$403.8	$9.01	$387.7	(43.5%)	$113.8

7/27/22	MAIA Biotechnology, Inc.	No	Cancer	Phase I	$5.00	$41.7	$11.5	$53.2	$34.4	$1.35	$22.9	(57.0%)	$16.8

5/5/22	PepGen Inc.	No	Duchenne Muscular Dystrophy	Phase I	$12.00	$160.7	$122.9	$283.6	$52.0	$6.86	$163.4	(42.4%)	$33.8

3/24/22	AN2 Therapeutics, Inc.	No	Infectious Diseases	Phase I	$15.00	$212.1	$79.4	$291.4	$167.3	$19.50	$613.2	110.4%	$489.4

2/3/22	Arcellx, Inc.	No	Myeloma	Phase I	$15.00	$379.4	$142.3	$521.7	$339.5	$62.82	$3,673.5	604.1%	$3,244.9

10/20/21	Ventyx Biosciences, Inc.	Yes	Ulcerative Colitis and Crohn’s Disease	Phase I	$16.00	$631.3	$174.3	$805.6	$513.4	$2.04	$120.4	(85.1%)	($180.4)

10/14/21	MiNK Therapeutics, Inc.	No	Respiratory Distress Syndrome	Phase I	$12.00	$351.0	$40.0	$391.0	$355.1	$0.84	$29.1	(92.6%)	$22.7

7/30/21	IN8bio, Inc.	No	Leukemia	Phase I	$10.00	$147.5	$40.0	$187.5	$138.9	$1.30	$56.3	(70.0%)	$44.8

3/25/21	Edgewise Therapeutics, Inc.	No	Muscular Dystrophy and Cardiomyopathy	Phase I	$16.00	$585.1	$202.4	$787.5	$521.4	$16.52	$1,433.9	82.1%	$1,144.2

(Dollars in millions, except per share data)										Current Statistics [1]
IPO Date	Selected Company	GPCR Platform	Lead Asset Indication	Lead Asset Phase	Offer Price	Pre- Money Value	Gross Proceeds	Post- Money Value	Post- Money Enterprise Value	Share Price	Market Cap	Change in Market Cap since IPO	Enterprise Value
3/18/21	Instil Bio, Inc.	No	Cancer	Phase I	$20.00	$2,196.2	$368.0	$2,564.2	$1,975.4	$11.94	$77.7	(97.0%)	($24.6)

3/11/21	Longboard Pharmaceuticals, Inc.	Yes	DEEs	Phase I	$16.00	$132.6	$84.8	$217.4	$90.0	$23.27	$914.5	320.7%	$858.5

2/11/21	Decibel Therapeutics, Inc.	No	Hearing Disorders	Phase I	$18.00	$310.3	$137.9	$448.2	$246.1	NA	NA	NA	NA

12/4/20	Silverback Therapeutics, Inc.	No	Cancer	Phase I	$21.00	$452.9	$277.7	$730.6	$367.9	NA	NA	NA	NA

10/15/20	Aligos Therapeutics, Inc.	No	Hepatitis B	Phase I	$15.00	$334.5	$172.5	$507.0	$242.8	$0.69	$51.8	(89.8%)	($18.4)

10/1/20	Oncorus, Inc.	No	Cancer	Phase I	$15.00	$240.7	$98.4	$339.1	$196.6	NA	NA	NA	NA

9/24/20	Prelude Therapeutics, Inc.	No	Cancer	Phase I	$19.00	$648.5	$181.9	$830.4	$606.6	$3.58	$226.9	(72.7%)	($3.6)

9/17/20	Athira Pharma, Inc.	No	Alzheimer’s Disease, Dementia	Phase I	$17.00	$319.9	$227.8	$547.7	$277.4	$3.09	$117.6	(78.5%)	($55.4)

7/15/20	Relay Therapeutics, Inc.	No	Cancer	Phase I	$20.00	$1,337.5	$460.0	$1,797.5	$1,093.1	$9.72	$1,238.9	(31.1%)	$428.3

6/25/20	Fusion Pharmaceuticals Inc.	No	Cancer	Phase I	$17.00	$495.8	$212.5	$708.3	$385.3	$10.89	$858.6	21.2%	$701.8

6/4/20	Applied Molecular Transport Inc.	No	Pouchitis and Rheumatoid Arthritis	Phase I	$14.00	$299.6	$177.1	$476.7	$319.1	NA	NA	NA	NA

7/17/19	Fulcrum Therapeutics, Inc.	No	Muscular Dystrophy	Phase I	$16.00	$301.4	$72.0	$373.4	$247.2	$6.95	$429.7	15.1%	$172.6

Low					$5.00	$41.7	$11.5	$53.2	$34.4	$0.69	$22.9	(97.0%)	($180.4)

High					$21.00	$2,196.2	$460.0	$2,564.2	$1,975.4	$62.82	$3,673.5	604.1%	$3,244.9

Median					$16.00	$334.5	$172.5	$507.0	$306.0	$9.01	$287.3	(42.4%)	$113.8

Mean					$15.53	$463.2	$161.4	$624.6	$395.0	$13.18	$679.4	36.8%	$484.9

All Selected IPOs

Low					$5.00	$41.7	$11.5	$53.2	$34.4	$0.67	$18.2	(97.0%)	($180.4)

High					$21.00	$2,196.2	$460.0	$2,564.2	$1,975.4	$62.82	$3,673.5	604.1%	$3,244.9

Median					$16.00	$334.5	$172.5	$507.0	$306.0	$9.37	$337.5	(32.2%)	$177.5

Mean					$15.26	$428.6	$162.4	$591.0	$371.6	$12.09	$606.8	25.8%	$429.0

[1] As of January 26, 2024

The disclosure under the heading “Opinion of Houlihan Lokey to the AVROBIO Board” is hereby amended and supplemented by replacing the chart on page 218 and 219 of the Registration Statement in its entirety with the following:

(Dollars in millions)							Lead Product
Announced Date	Company	Financing Round	Amount Raised	Total Capital Raised	Pre-Money Value	Post- Money Value	Therapeutic Category	Phase
Cardiovascular

10/31/23	Imagine Pharma, Inc.	Series A	$32.5	$40.0	NA	NA	Cardiovascular	Preclinical
10/17/23	Amplifier Therapeutics	Series A	$33.3	$33.3	NA	NA	Cardiovascular	Phase II
12/14/22	XyloCor Therapeutics	Series A1	$12.0	$54.5	$62.6	$74.6	Cardiovascular	NA
1/20/21	XyloCor Therapeutics	Series A1	$22.6	$42.5	$40.0	$62.6	Cardiovascular	Phase II
8/19/22	Rivus Pharmaceuticals	Series B	$132.0	$167.0	$300.0	$432.0	Cardiovascular	Phase II

(Dollars in millions)							Lead Product
Announced Date	Company	Financing Round	Amount Raised	Total Capital Raised	Pre-Money Value	Post- Money Value	Therapeutic Category	Phase
7/20/21	Rivus Pharmaceuticals	Series A	$35.0	$35.0	$15.0	$50.0	Cardiovascular	Phase II
6/1/22	Mineralys	Series B	$118.0	$158.0	$150.0	$268.0	Cardiovascular	Phase II
1/18/22	Mineralys	Series A	$40.0	$40.0	$37.5	$77.5	Cardiovascular	Phase I
12/20/21	Armgo Pharma	Series B	$35.0	$40.0	$35.0	$70.0	Cardiovascular	Phase I
9/22/21	CinCor Pharma	Series B	$142.9	$192.9	$230.0	$372.9	Cardiovascular	Phase I
5/14/19	CinCor Pharma	Series A	$50.0	$50.0	$15.0	$65.0	Cardiovascular	Phase I
8/31/21	Versanis Bio	Series A	$70.0	$70.0	$35.0	$105.0	Cardiovascular	Phase II
3/1/21	Tenaya Therapeutics	Series C	$106.0	$248.0	$270.0	$376.0	Cardiovascular	Preclinical
10/3/19	Tenaya Therapeutics	Series B	$92.0	$142.0	$118.0	$210.0	Cardiovascular	Preclinical
1/14/21	Verve Therapeutics	Series B	$94.0	$215.5	$325.0	$419.0	Cardiovascular	Preclinical
1/11/20	Verve Therapeutics	Series A2	$63.0	$121.5	$130.0	$193.0	Cardiovascular	Preclinical
12/8/20	Edgewise Therapeutics	Series C	$95.0	$155.0	$200.0	$295.0	Cardiovascular	Phase I
9/17/19	Edgewise Therapeutics	Series B	$50.0	$60.0	$60.0	$120.0	Cardiovascular	Phase I
10/21/20	InCarda Therapeutics	Series C	$30.0	$77.9	$128.3	$158.3	Cardiovascular	Phase II
8/14/19	Renovacor	Series A	$11.0	$11.0	$11.3	$22.3	Cardiovascular	Preclinical

Low			$11.0	$11.0	$11.3	$22.3
High			$142.9	$248.0	$325.0	$432.0
Median			$50.0	$65.0	$90.3	$139.2
Mean			$63.2	$97.7	$120.2	$187.3

Early Stage - GPCR

12/14/23	Deep Apple Therapeutics	Series A	$52.0	$57.0	NA	NA	Metabolic	Discovery
7/11/23	Septerna	Series B	$150.0	$250.0	$170.0	$320.0	Hormonal	Preclinical
1/27/22	Septerna	Series A	$100.0	$100.0	$45.0	$145.0	Hormonal	Discovery
4/20/23	Enveda Biosciences	Series B	$119.0	$175.0	$200.0	$319.0	Movement	Preclinical
6/22/21	Enveda Biosciences	Series A	$51.0	$56.0	$70.0	$100.1	Movement	Preclinical
2/15/23	Maxion Therapeutics	Series A	$15.9	$15.9	$13.7	$29.5	Immunology	Discovery
10/25/21	Pathios Therapeutics	Series A	$20.0	$35.2	$20.3	$36.5	NA	NA
11/28/22	Escient Pharmaceuticals	Series C	$120.0	$237.5	$130.0	$250.0	Dermatology	Phase II
8/25/20	Escient Pharmaceuticals	Series B	$77.5	$117.5	$72.5	$150.0	Dermatology	Preclinical
8/1/22	Structure Therapeutics	Series B	$133.0	$191.0	$218.0	$351.0	Metabolic	Phase I
3/11/20	Structure Therapeutics	Series A1	$26.0	$58.0	NA	NA	Metabolic	Discovery
4/29/19	Structure Therapeutics	Series A	$32.0	$32.0	NA	NA	Metabolic	Phase I
5/10/22	Domain Therapeutics	Series A	$42.0	$90.0	NA	NA	Immuno-Oncology	Inactive
2/23/21	Teon Therapeutics	Series A	$30.0	$35.0	$35.0	$63.7	Oncology	Preclinical
10/28/20	Longboard Pharmaceuticals	Series A	$56.0	$56.0	$45.0	$101.0	Central Nervous System	Phase I
5/1/19	Confo Therapeutics	Series A	$33.1	$40.4	$14.9	$48.0	Neurology	Discovery

Low			$15.9	$15.9	$13.7	$29.5
High			$150.0	$250.0	$218.0	$351.0
Median			$51.5	$57.5	$57.5	$123.0
Mean			$66.1	$96.7	$86.2	$159.5

All Private Financings
Low			$11.0	$11.0	$11.3	$22.3
High			$150.0	$250.0	$325.0	$432.0
Median			$50.5	$59.0	$66.3	$132.5
Mean			$64.5	$97.2	$106.6	$176.2

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the Merger; the combined company’s listing on Nasdaq after the closing of the proposed Merger (the “Closing”); expectations regarding the ownership structure of the combined company; the anticipated timing of the Closing; and other statements that are not historical fact. All statements other than statements of historical fact contained in this Current Report on Form 8-K and the exhibits filed or furnished herewith are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting AVROBIO, Tectonic, the Merger or the private placement financings will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond AVROBIO’s control. AVROBIO’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to the risk that the conditions to the Closing are not satisfied. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in AVROBIO’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 14, 2024, subsequent Quarterly Reports on Form 10-Q filed with the SEC, as well as the final prospectus on Form 424(b)(3) filed with the SEC on May 3, 2024, and in other filings that AVROBIO makes and will make with the SEC in connection with the proposed Merger. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. AVROBIO expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This Current Report on Form 8-K and the exhibits filed or furnished herewith do not purport to summarize all of the conditions, risks and other attributes of an investment in AVROBIO or Tectonic.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information About the Proposed Transaction

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for the registration statement or for any other document that AVROBIO has filed with the SEC in connection with the proposed transaction. In connection with the proposed transaction between AVROBIO and Tectonic, AVROBIO has filed relevant materials with the SEC, including a registration statement on Form S-4 that contains a proxy statement/prospectus of AVROBIO. AVROBIO URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVROBIO, TECTONIC, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the proxy statement/prospectus and other documents filed by AVROBIO with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that AVROBIO communicates with investors and the public using its website (https://www.avrobio.com) and the investor relations website (https://investors.avrobio.com) where anyone may obtain free copies of the proxy statement/prospectus and other documents filed by AVROBIO with the SEC and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

AVROBIO, Tectonic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about AVROBIO’s directors and executive officers including a description of their interests in AVROBIO is included in AVROBIO’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons and their interests in the proposed transaction is included in the proxy statement/prospectus relating to the proposed transaction filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVROBIO, INC.

Date: June 4, 2024	By:	/s/ Erik Ostrowski
Erik Ostrowski
President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer